May 8, 2025

Luis Carlos Ung
Chief Executive Officer
Alphega Innovations Corporation
30 N Gould St., Ste R
Sheridan, WY 82801

       Re: Alphega Innovations Corporation
           Registration Statement on Form S-1
           Filed April 14, 2025
           File No. 333-286526
Dear Luis Carlos Ung:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Prospectus Cover Page, page iii

1. Given your nominal assets, lack of revenues, and limited, if any, operations, it appears that you are a shell company, as defined by Rule 405 of Regulation C. Please identify yourself as a shell company on your prospectus cover page and in the description of your business. Add a risk factor that highlights the consequences of your shell company status, such as the limitations on the ability of your security holders to resell securities in reliance on the safe harbor of Rule 144.
2. Please clarify whether you intend for your common shares to be quoted on OTC
       Markets after effectiveness of this registration statement. If so, briefly describe how a market maker would have to file an application with FINRA for your shares to be eligible for quotation. Disclose whether you have any arrangements for with a market maker to file such an application. Clarify that your common stock may not be quoted on a quotation service or stock exchange or that any market for your stock will
 May 8, 2025
Page 2

       develop. Revise your risk factor on page 12 about trading in your securities to also discuss the uncertainties of your common shares being quoted on a quotation service such as OTC Markets and that your shares may be illiquid without an existing trading market.
Risk Factors, page 7

3. Please clarify whether you intend to voluntarily register your common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934 (Exchange Act) by filing a
       Form 8-A. If you do not intend to file a Form 8-A, please clarify that your common stock will be registered under Section 15(d) of the Exchange Act and clarify the differences from registration under Section 12(g). For example, a
Section 15(d)
       registrant may have their requirement to file periodic reports be suspended automatically under certain circumstances, do not have to file proxy or information statements pursuant to Section 14 of the Exchange Act, and do not have to comply with the prohibition against short swing profits under Section 16 of the Exchange
       Act. As appropriate, please also clarify your reporting obligations under "Where You
       Can Find More Information" on page 28.
Use of Proceeds, page 14

4. Please disclose the extent to which you will be able to achieve the describe goals at each level of net offering proceeds disclosed in the table. Business Development Plan, page 19

5. Please describe in more detail the specific steps you plan to take, and the funding needed for each step, to achieve your short-term and long-term goals described in this section. For example, discuss the extent to which the technologies you have licensed require more research and development and the number of employees or contractors you would have to hire to develop immersive platforms and applications. In addition, explain your references to focusing on managing your growth and scaling your operations. To provide context, clarify the extent to which you currently have operations and where they are located.
Management, page 23

6. For each of your executive officers, please specifically identify where and when they were employed or were officers or directors for any current relationships or for at least the past five years. Further, clarify the percentage of their time they devote to you and clarify if there any conflicts of interest with their other business activities in your risk factors section.
7. It appears that your officers and directors may reside outside of the United States. If so, please disclose where they reside and provide a risk factor discussing the enforcement of the civil liability provisions of the U.S. Federal securities laws by investors against your officers and directors who are residents of a foreign country.
 May 8, 2025
Page 3
Certain Relationships and Related Transactions, and Director Independence, page
25

8. Please include in this section the amounts due to your related parties for consulting services described on page F-8. Further, please describe the consulting services provided by these related parties.
Exhibits

9.     Please file Appendix A to Exhibit 10.1, the Locus Social Inc. License
Agreement
       dated November 30, 2024. Further, please provide a brief description of these patents and technologies in your prospectus and indicate how you intend to use them to advance your stated business goals.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-
551-3297 or Kathleen Krebs at 202-551-3350 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:   Jeff Turner, Esq.